FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2023.

BBVA
Creating Opportunities

1Q23 Earnings Release

BBVA Argentina
May 23, 2023

1Q23 Highlights

Macroeconomic indicators 03/31/2023
YoY Inflation: 104.3%
IQoQ nflation: 21.7%
A 3500 FX Rate : AR$208,99 (+18,0% QoQ, +88,3% YoY)
MPR: 78% APR – 113% APY

1Q23 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

-28%
+82%
8.2
20.8
15.0
8.2
15.0
1Q22
4Q22
1Q23
3M22
3M23

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

+5%
+56%
50.6
75.1
78.8
50.6
78.8
1Q22
4Q22
1Q23
3M22
3M23

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

+128 bps
+128 bps
1.3%
3.6%
2.6%
1.3%
2.6%
1Q22
4Q22
1Q23
3M22
3M23

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

+470 bps
+470 bps
9.0%
19.4%
13.7%
9.0%
13.7%
1Q22
4Q22
1Q23
3M22
3M23

1Q23 Highlights

20,813
2,065
- 1.049
2,250
- 1.173
767
805
- 205
- 12.314
3,060
15,019
4Q22 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
1Q23 Net Income

1 Positive income, **lead** by income from **loan interests**, as higher monetary policy rates gradually impact the loan book

NET INTEREST INCOME
131.2 bn — **+1,6%** QoQ, **+63,7%** YoY

FINANCIAL MARGIN
8.1 bn — **+38,7%** QoQ, **-31,5%** YoY

2 **Loan loss allowances** with good performance due to **good portfolio behavior**, specially on **commercial** side

LOAN LOSS ALLOWANCES
8.2 bn — **-8,6%** QoQ, **+76,4%** YoY

3 **In spite of inflation, accumulated efficiency** ratios **continue to improve** during the quarter

OPERATING EXPENSES
69.1 bn — **-1,2%** QoQ, **+21,0%** YoY

EFFICIENCY RATIO* (%)
62% in 1Q23 — +936 bps QoQ, -984 bps YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Accumulated efficiency ratio

1Q23 Highlights

BBVA

Macroeconomic indicators 03/31/2023
YoY Inflation: 104.3%
IQoQ nflation: 21.7%
A 3500 FX Rate : AR$208,99 (+18,0% QoQ, +88,3% YoY)
MPR: 78% APR – 113% APY

1Q23 Earnings Release

Private sector loans
(AR$ billion, INFLATION ADJUSTED)

Stable portfolio mix, with a negative real growth in the quarter

+4%
-2%
844
893
875
39%
61%
44%
56%
45%
55%
1Q22
4Q22
1Q23
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

7.89%	9.10%	9.33%

*Based on daily information from BCRA. Capital balance as of last day of every quarter.
Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: ddiscounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits
(AR$ billion, INFLATION ADJUSTED)

Stable participation of low cost of funding in spite of higher time deposits

-2%
-2%
1,593
1,587
1,559
10%
28%
1%
26%
36%
10%
32%
1%
19%
38%
9%
34%
1%
21%
35%
57%
LOW COST OF FUNDING
1Q22
4Q22
1Q23
Savings Accounts
Checking Accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

7.13%	6.64%	6.83%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

80%	77%	79%

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System NPL *
3.15%

1.49%
1.29%
0.80%
1.46%
1.13%
0.49%
1.85%
1.31%
0.40%
1Q22
4Q22
1Q23
Retail NPL
Total NPL
Commercial NPL

242.23%
3.73%
4.09%
2.11%
219.75%
220.30%
1Q22
4Q22
1Q23
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Strong organic generation of capital

23.5%
26.1%
27.9%
11.5%
11.5%
11.5%
8.0%
8.0%
8.0%
1Q22
4Q22
1Q23
Minimum requirement
Additional buffer
Capital Ratio

Exposure to the public sector under control in a low credit demand context

** RPC includes 100% of quarterly results*

8.9%
16.0%
10.1%
16.8%
9.1%
17.0%
1Q22
4Q22
1Q23
BBVA
Financial System*

Source: "Informe sobre bancos", BCRA, as of March 2023, last available information. Excludes BCRA exposure.

1Q23 Highlights
BBVA
1Q23 Earnings Release

Macroeconomic indicators 03/31/2023
YoY Inflation: 104.3%
IQoQ nflation: 21.7%
A 3500 FX Rate : AR$208,99 (+18,0% QoQ, +88,3% YoY)
MPR: 78% APR – 113% APY

Transformation

DIGITAL ACTIVE CLIENTS (MILLIONS)

+12%
2.09
2.28
2.34
1Q22
4Q22
1Q23

MOBILE ACTIVE CLIENTS (MILLIONS)

+16%
1.82
2.05
2.12
1Q22
4Q22
1Q23

DIGITAL CLIENT PENETRATION %

62%
62%
1Q22
1Q23

MOBILE CLIENT PENETRATION %

54%
56%
1Q22
1Q23

MONETARY TRANSACTIONS BY CHANNEL

21%
78%
20%
79%
18%
81%
1Q22
4Q22
1Q23
Remote
ATM+ATS
Tellers

Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.
Tellers represent less than 1%

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

82.7%
92.1%
92.5%
53.6%
59.3%
69.2%
1Q22
4Q22
1Q23
Digital Sales PRV (% Sales)
Digital Sales (% Units)

***Remote** channels with **more participation** than **physical** ones*

NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

116
147
138
69%
72%
72%
DIGITAL ACQUISITION
+25%
1Q23 vs. 1Q22
1Q22
4Q22
1Q23

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 1Q23

+23%
Web
+112%
Mobile

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces First Quarter 2023 results

Buenos Aires, May 23, 2023 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q23), ended on March 31, 2023.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2022 and 2023 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2023.

1Q23 Highlights

•	BBVA Argentina’s inflation adjusted net income in 1Q23 was $15.0 billion, 27.8% lower than the $20.8 billion reported on the fourth quarter of 2022 (4Q22), and 82.2% greater than the $8.2 billion reported on the first quarter of 2022 (1Q22).
•	In 1Q23, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 2.6% and an inflation adjusted average return on equity (ROAE) of 13.7%.
•	Operating income in 1Q23 was $78.8 billion, 4.9% above the $75.1 billion recorded in 4Q22 and 55.7% over the $50.6 billion recorded in 1Q22.
•	In terms of activity, total consolidated financing to the private sector in 1Q23 totaled $875.3 billion, decreasing 2.0% in real terms compared to 4Q22, and increasing 3.7% compared to 1Q22. In the quarter, the decline was mainly driven by a fall in other loans and in credit cards by 27.3% and 4.0% respectively. BBVA’s consolidated market share of private sector loans reached 9.33% as of 1Q23.
•	Total consolidated deposits in 1Q23 totaled $1.6 trillion, falling 1.7% in real terms during the quarter, and 3.5% in the year. Quarterly increase was mainly explained by sight deposits, which contracted 4.9%. The Bank’s consolidated market share of private deposits reached 6.83% as of 1Q23.
•	As of 1Q23, the non-performing loan ratio (NPL) reached 1.31%, with a 220.30% coverage ratio.
•	The accumulated efficiency ratio in 1Q23 was 62.4%, improving versus 4Q22’s 64.0%, and 1Q22’s 72.2%.
•	As of 1Q23, BBVA Argentina reached a regulatory capital ratio of 27.9%, entailing a $292.7 billion or 241.5% excess over minimum regulatory requirement. Tier I ratio was 27.5%.
•	Total liquid assets represented 78.7% of the Bank’s total deposits as of 1Q23.

1

Message from the CFO

“In spite of a less favorable global context and a local environment characterized by the difficulty of correcting current macroeconomic distortions and of meeting the established objectives in the loan agreement reached in March of last year with the International Monetary Fund, economic activity has shown dynamism in 2022. GDP grew 5.2% in 2022 and would fall 2.5% in 2023, according to BBVA Research. The global context, high local inflation (94.8% accumulated as of December 2022, and foreseeably higher in 2023), financial volatility, the limited leeway to adopt new stimulus measures, and uncertainty about economic policy in a presidential-election year, legitimate the expectations of a contraction of GDP in 2023.

In March 2023, private credit in pesos for the system grew 78% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 117%. Unlike the System, the Bank’s YoY loan growth exceeded that of inflation (which reached 104.3% YoY as of March 2023), and achieved to increase its consolidated market share in the year by 144 bps, reaching 9.33%. Regarding private deposits, the system grew 106% while the Bank grew 98%, in this case the System beating inflation in the year. Consolidated market share of deposits for BBVA Argentina was 6.83%.

Referring to BBVA Argentina performance, a better operating income in March 2023 was a product of an improvement in interest income, boosted by the loan portfolio.

As of March 2023, BBVA Argentina reached an NPL ratio of 1.31%, way below the last available system NPL (March 2023) of 3.15%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 78.7% and 27.9% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, the Shareholders’ Meeting held on April 28, 2023, approved the authorization request to the BCRA for the distribution of $50.4 billion, $35.6 billion of which were declared and approved by said Meeting and are added to the $14.8 billion pending distribution.

Relative to digitalization, our service offering has evolved in such way that by the end of March 2023, retail digital client penetration reached 62%, remaining stable versus a year back, while that of retail mobile clients reached 56% from 54% in the same period. In the quarter, new client acquisition through digital channels over traditional ones was 72%, while in 1Q22 it was 69%.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

1Q23 Conference Call

Wednesday, May 24 - 12:00 p.m. Buenos Aires time (11:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the following exceptions:

a) The exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

b) In March 2022, the shares corresponding to the remaining participation in Prisma Medios de Pago S.A. (“Prisma”) were transferred, which were measured at fair value pursuant to April 29, 2019, and March 22, 2021 Memorandums received from the BCRA, and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had IFRS rules been applied to determine the fair value mentioned, results for the quarter ended on March 31, 2022 would have been modified. Nonetheless, this does not generate differences regarding the value of equity as of December 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Net Interest Income	131,189	129,124	80,143	1.6%	63.7%
Net Fee Income	11,327	12,376	13,554	(8.5%)	(16.4%)
Net income from measurement of financial instruments at fair value through P&L	6,978	6,084	8,347	14.7%	(16.4%)
Net income from write-down of assets at amortized cost and at fair value through OCI	38	(710)	(70)	105.4%	154.3%
Foreign exchange and gold gains	1,055	447	3,497	136.0%	(69.8%)
Other operating income	5,492	6,665	6,893	(17.6%)	(20.3%)
Loan loss allowances	(8,178)	(8,945)	(4,636)	8.6%	(76.4%)
Net operating income	147,901	145,041	107,728	2.0%	37.3%
Personnel benefits	(22,053)	(22,312)	(18,519)	1.2%	(19.1%)
Adminsitrative expenses	(23,980)	(21,187)	(19,438)	(13.2%)	(23.4%)
Depreciation and amortization	(2,820)	(4,078)	(3,339)	30.8%	15.5%
Other operating expenses	(20,291)	(22,372)	(15,841)	9.3%	(28.1%)
Operarting expenses	(69,144)	(69,949)	(57,137)	1.2%	(21.0%)
Operating income	78,757	75,092	50,591	4.9%	55.7%
Income from associates	(60)	145	(546)	(141.4%)	89.0%
Income from net monetary position	(56,796)	(44,482)	(38,263)	(27.7%)	(48.4%)
Net income before income tax	21,901	30,755	11,782	(28.8%)	85.9%
Income tax	(6,882)	(9,942)	(3,540)	30.8%	(94.4%)
Net income for the period	15,019	20,813	8,242	(27.8%)	82.2%
Owners of the parent	15,029	21,105	8,553	(28.8%)	75.7%
Non-controlling interests	(10)	(292)	(311)	96.6%	96.8%

Other comprehensive Income (OCI) (1)	(644)	(6,576)	2,706	90.2%	(123.8%)
Total comprehensive income	14,375	14,237	10,948	1.0%	31.3%

(1) Net of Income Tax.

BBVA Argentina 1Q23 net income was $15.0 billion, declining 27.8% or $5.8 billion quarter-over-quarter (QoQ) and increasing 82.2% or $6.8 billion year-over-year (YoY). This implied a quarterly ROAE of 13.7% and a quarterly ROAA of 2.6%.

Quarterly operating results are mainly explained by greater interest income driven by (i) better interest income results as a product of a higher monetary policy rate compared to the previous quarter, which allowed a higher average interest rate, and (ii) a decline in other operating expenses.

This effect was partially offset by an increase in (i) net fee income and, (ii) an increase in administrative expenses.

It is worth mentioning that on 1Q23, the lines net income from measurement of financial instruments at FV through P&L and other operating income, respectively, include the effect of the sale of the 49% remaining position of the Bank in Prisma, which generated a total benefit before taxes of $7.1 billion at current currency. Additionally, a marginal effect of this sale is also seen in the line foreign exchange and gold gains.

4

Net Income for the period was highly impacted by income from net monetary position, as inflation increased from 17.3%1 in 4Q22 to 21.7%1 in 1Q23.

Lastly, the OCI line totaled a loss of $644 million, mainly due to results of financial instruments at fair value through OCI.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	15,029	21,105	8,553	(28.8%)	75.7%
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	537.7	455.2	225.0	18.1%	139.0%
Closing price of ADS at NYSE (in USD)	3.9	3.9	3.5	0.5%	10.7%
Book value per share (in AR$)	750.39	726.93	647.36	3.2%	15.9%
Price-to-book ratio (BYMA price) (%)	71.66	62.62	34.76	14.4%	106.2%
Earnings per share (in AR$)	24.53	34.45	13.96	(28.8%)	75.7%
Earnings per ADS(2) (in AR$)	73.59	103.34	41.88	(28.8%)	75.7%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

1 Source: Instituto Nacional de Estadística y Censos (INDEC).

5

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Net Interest Income	131,189	129,124	80,143	1.6%	63.7%
Interest Income	249,199	245,555	141,005	1.5%	76.7%
From government securities	105,424	104,264	49,408	1.1%	113.4%
From private securities	220	201	194	9.5%	13.4%
Interest from loans and other financing	95,186	86,637	55,490	9.9%	71.5%
Financial Sector	516	607	728	(15.0%)	(29.1%)
Overdrafts	17,288	12,384	4,862	39.6%	255.6%
Discounted Instruments	19,288	17,191	9,270	12.2%	108.1%
Mortgage loans	1,066	838	862	27.2%	23.7%
Pledge loans	3,432	3,405	3,022	0.8%	13.6%
Consumer Loans	12,126	10,902	8,988	11.2%	34.9%
Credit Cards	26,264	24,240	16,474	8.3%	59.4%
Financial leases	880	790	525	11.4%	67.6%
Loans for the prefinancing and financing of exports	154	173	264	(11.0%)	(41.7%)
Other loans	14,172	16,107	10,495	(12.0%)	35.0%
Premiums on reverse REPO transactions	17,522	13,268	15,138	32.1%	15.7%
CER/UVA clause adjustment	30,646	41,031	20,597	(25.3%)	48.8%
Other interest income	201	154	178	30.5%	12.9%
Interest expenses	118,010	116,431	60,862	1.4%	93.9%
Deposits	110,950	105,356	55,392	5.3%	100.3%
Checking accounts	12,691	11,767	10,637	7.9%	19.3%
Savings accounts	508	602	320	(15.6%)	58.8%
Time deposits and Investment accounts	97,751	92,987	44,435	5.1%	120.0%
Other liabilities from financial transactions	186	218	211	(14.7%)	(11.8%)
Interfinancial loans received	2,089	2,967	1,799	(29.6%)	16.1%
Premiums on REPO transactions	-	5	3	(100.0%)	(100.0%)
CER/UVA clause adjustment	4,784	7,881	3,457	(39.3%)	38.4%
Other interest expense	1	4	-	(75.0%)	N/A

Net interest income for 1Q23 was $131.2 billion, increasing 1.6% or $2.1 billion QoQ, and 63.7% or $51.0 billion YoY. In 1Q23, interest income, in monetary and percentage terms, increased more than interest expense, mainly due to (i) increase in income from interests from loans, in particular overdrafts, discounted instruments and credit cards, and (ii) increases in income from REPOs. The items mentioned take place in a context of increasing interest rates of products, derived from an increase in the monetary policy rate by the BCRA during the previous and current quarter.

In 1Q23, interest income totaled $249.2 billion, increasing 1.5% compared to 4Q22 and 76.7% compared to 1Q22. Quarterly increase is mainly driven by (i) an increase in interests from loans, mainly overdrafts, discounted instruments and credit cards, especially due to the increment in interest, and (ii) an increase in REPO premiums.

Income from government securities increased 1.1% compared to 4Q22, and 113.4% compared to 1Q22. This is partially due to the higher average position in LELIQ, added to a slightly higher average monetary policy rate compared to the prior quarter. 93% of these results are explained by government securities at fair value through OCI (of which 72% are BCRA securities) and 4% are securities at amortized cost (2027 National Treasury Bonds at fixed rate and National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, used for reserve requirement integration).

6

Interest income from loans and other financing totaled $95.2 billion, increasing 9.9% QoQ and 71.5% YoY. Quarterly growth is mainly due to an increase in overdrafts by 39.6%, discounted instruments by 12.2% and credit cards by 8.3%, all of them denoting the increase in rates.

Income from CER/UVA adjustments fell 25.3% QoQ and 48.8% YoY. Quarterly decline is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements.72% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $118.0 billion, denoting a 1.4% increase QoQ and a 93.9% increase YoY. Quarterly increase is described by higher time deposit expenses, offset by a fall in CER/UVA adjustment expenses (connected to CER-linked time deposits).

Interests from time deposits (including investment accounts) explain 82.8% of interest expenses, versus 79.9% the previous quarter. These increased 5.1% QoQ and 120.0% YoY.

NIM

As of 1Q23, net interest margin (NIM) was 31.3%, above the 30.3% reported in 4Q22. In 1Q23, NIM in pesos was 32.4% and 2.0% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q23			4Q22			1Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,698,963	249,199	59.5%	1,691,008	245,639	57.6%	1,689,352	141,005	33.9%
Debt securities	851,600	145,133	69.1%	833,615	148,808	70.8%	836,833	78,194	37.9%
Loans to customers/financial institutions	819,015	104,057	51.5%	818,426	96,828	46.9%	829,924	62,805	30.7%
Loans to the BCRA	2	8	1622.2%	1	1	396.7%	-	4	-
Other assets	28,346	1	0.0%	38,965	1	0.0%	22,595	2	0.0%
Total non interest-earning assets	584,025	-	0.0%	544,268	(84)	-0.1%	664,634	-	0.0%
Total Assets	2,282,988	249,199	44.3%	2,235,275	245,555	43.6%	2,353,986	141,005	24.3%
Total interest-bearing liabilities	1,168,425	118,010	41.0%	1,135,183	116,431	40.7%	1,227,595	60,862	20.1%
Sight deposits	427,601	508	0.5%	409,409	603	0.6%	493,002	321	0.3%
Time deposits and investment accounts	626,295	102,535	66.4%	609,176	100,867	65.7%	551,364	47,891	35.2%
Debt securities issued	44	51	470.1%	152	111	288.8%	754	131	70.3%
Other liabilities	114,485	14,916	52.8%	116,445	14,850	50.6%	182,476	12,519	27.8%
Total non-interest-bearing liabilities	1,114,563	-	0.0%	1,100,092	-	0.0%	1,126,391	-	0.0%
Total liabilities and equity	2,282,988	118,010	21.0%	2,235,275	116,431	20.7%	2,353,986	60,862	10.5%

NIM - Total			31.3%			30.3%			19.2%
Spread - Total			18.5%			16.9%			13.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

7

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q23			4Q22			1Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	1,638,335	248,852	61.6%	1,622,426	245,278	60.0%	1,625,199	140,560	35.1%
Debt securities	841,540	145,090	69.9%	820,280	148,775	72.0%	830,894	78,190	38.2%
Loans to customers/financial institutions	768,913	103,754	54.7%	772,304	96,502	49.6%	781,344	62,366	32.4%
Loans to the BCRA	1	8	3244.4%	1	1	396.7%	-	4	-
Other assets	27,881	-	0.0%	29,841	-	0.0%	12,961	-	0.0%
Total non interest-earning assets	272,980	-	0.0%	267,824	-	0.0%	332,321	-	0.0%
Total Assets	1,911,315	248,852	52.8%	1,890,251	245,278	51.5%	1,957,520	140,560	29.1%
Total interest-bearing liabilities	921,031	117,962	51.9%	909,858	116,392	50.8%	956,892	60,813	25.8%
Savings accounts	212,929	504	1.0%	214,943	599	1.1%	259,694	317	0.5%
Time deposits and Investment accounts	595,860	102,521	69.8%	579,707	100,853	69.0%	516,094	47,875	37.6%
Debt securities issued	44	51	470.1%	152	111	288.8%	754	131	70.3%
Other liabilities	112,198	14,886	53.8%	115,055	14,829	51.1%	180,351	12,491	28.1%
Total non-interest-bearing liabilities	988,263	-	0.0%	988,304	-	0.0%	996,993	-	0.0%
Total liabilities and equity	1,909,294	117,962	25.1%	1,898,162	116,392	24.3%	1,953,886	60,813	12.6%

NIM - AR$			32.4%			31.5%			19.9%
Spread - AR$			9.7%			9.2%			9.3%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q23			4Q22			1Q22
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	60,628	347	2.3%	68,582	360	2.1%	64,153	445	2.8%
Debt securities	10,060	43	1.7%	13,336	33	1.0%	5,939	4	0.3%
Loans to customers/financial institutions	50,102	303	2.5%	46,122	326	2.8%	48,580	439	3.7%
Loans to the BCRA	1	-	0.0%	-	-	-	-	-	-
Other assets	465	1	0.9%	9,124	1	0.1%	9,635	2	0.1%
Total non interest-earning assets	311,045	-	0.0%	276,443	(84)	-0.1%	332,313	-	0.0%
Total Assets	371,673	347	0.4%	345,025	276	0.3%	396,466	445	0.5%
Total interest-bearing liabilities	247,394	48	0.1%	225,325	39	0.1%	270,703	49	0.1%
Savings accounts	214,672	4	0.0%	194,466	4	0.0%	233,309	4	0.0%
Time deposits and Investment accounts	30,435	14	0.2%	29,469	15	0.2%	35,270	16	0.2%
Other liabilities	2,287	30	5.3%	1,390	21	5.9%	2,125	29	5.5%
Total non-interest-bearing liabilities	126,300	-	0.0%	111,788	-	0.0%	129,397	-	0.0%
Total liabilities and equity	373,694	48	0.1%	337,113	39	0.0%	400,100	49	0.0%

NIM - Foreign currency			2.0%			1.9%			2.5%
Spread - Foreign currency			2.2%			2.0%			2.7%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

8

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Net Fee Income	11,327	12,376	13,554	(8.5%)	(16.4%)
Fee Income	21,978	24,074	26,465	(8.7%)	(17.0%)
Linked to liabilities	9,011	10,233	10,888	(11.9%)	(17.2%)
From credit cards (1)	8,165	9,356	11,083	(12.7%)	(26.3%)
Linked to loans	2,434	2,156	2,032	12.9%	19.8%
From insurance	968	1,039	1,143	(6.8%)	(15.3%)
From foreign trade and foreign currency transactions	1,010	989	1,048	2.1%	(3.6%)
Other fee income	390	301	271	29.6%	43.9%
Fee expenses	10,651	11,698	12,911	(9.0%)	(17.5%)
(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 1Q23 totaled $11.3 billion, decreasing 8.5% or $1.0 billion QoQ and 16.4% or $2.2 billion YoY.

In 1Q23, fee income totaled $22.0 billion, falling 8.7% QoQ and 17.0% YoY. The quarterly decrease is mainly explained by (i) the 12.7% fall in fees from credit cards, considering that this line includes Puntos BBVA program negative effect, and that there has been an increased exchange of BBVA credit points due to seasonal factors, and (ii) fees linked to liabilities, where a decrease is observed compared to 4Q22 due to the price increase applied during said quarter.

Regarding fee expenses, these totaled $10.7 billion, falling 9.0% QoQ and 17.5% YoY. Lower expenses in the quarter are partially explained by increased expenditures at year end, linked to commercial promotions and acquisition costs.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Net Income from financial instruments at FV through P&L	6978	6,084	8,347	14.7%	(16.4%)
Income from financial assets sale or write-off	-	-	5,342	N/A	(100.0%)
Income from government securities	5,712	5,973	1,421	(4.4%)	302.0%
Income from private securities	642	689	265	(6.8%)	142.3%
Interest rate swaps	22	(19)	(2)	215.8%	n.m
Income from foreign currency forward transactions	629	(531)	1,325	218.5%	(52.5%)
Income from put option long position	(27)	(28)	-	3.6%	N/A
Income from corporate bonds	-	-	2	N/A	(100.0%)
Other	-	-	(6)	N/A	100.0%

In 1Q23, net income from financial instruments at fair value (FV) through P&L was $7.0 billion, increasing 14.7% or $894 million QoQ and decreasing 16.4% or $1.4 billion YoY.

9

Quarterly results are mainly explained by an increase in the income from foreign currency forward transactions line item.

In the year, a contrast is generated by the sale procedure of the Bank’s remaining position in Prisma. As of March 18, 2022, the transfer of the whole remaining stock participation of the Bank in Prisma Medios de Pago S.A. was completed for a price of USD 40 million. This generated profit of $5.4 billion in the Income from write-down or sale of financial assets line item.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,055	447	3,497	136.0%	(69.8%)
From foreign exchange position	(2,304)	(2,419)	(827)	4.8%	(178.6%)
Income from purchase-sale of foreign currency	3,359	2,866	4,324	17.2%	(22.3%)
Net income from financial instruments at FV through P&L (2)	629	(531)	1,325	218.5%	(52.5%)
Income from foreign currency forward transactions	629	(531)	1,325	218.5%	(52.5%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	1,684	(84)	4,822	n.m	(65.1%)

In 1Q23, the total differences in quoted prices of gold and foreign currency showed profit for $1.1 billion, increasing 136.0% or $608 million compared to 4Q22.

The quarterly increase in foreign exchange and gold gains is mainly explained by a lower loss contained in the From foreign exchange position line and a higher gain in income from purchase-sale of foreign currency (boosted by BBVA Argentina’s participation in the Expoagro 2023 in March).

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Operating Income	5,492	6,665	6,893	(17.6%)	(20.3%)
Rental of safe deposit boxes (1)	684	811	1,053	(15.7%)	(35.0%)
Adjustments and interest on miscellaneous receivables (1)	2,062	2,404	1,557	(14.2%)	32.4%
Punitive interest (1)	221	185	117	19.5%	88.9%
Loans recovered	652	1,575	809	(58.6%)	(19.4%)
Non-current assets held for sale	476	287	521	65.9%	(8.6%)
Fee income from credit and debit cards (1)	-	-	1,715	N/A	(100.0%)
Fee expenses recovery	219	254	276	(13.8%)	(20.7%)
Rents	245	240	92	2.1%	166.3%
Sindicated transaction fees	100	63	146	58.7%	(31.5%)
Other Operating Income(2)	833	846	607	(1.5%)	37.2%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q23 other operating income totaled $5.5 billion, falling 17.6% or $1.2 billion QoQ, and 20.3% or $1.4 billion YoY. Quarterly decrease is partially explained by a 58.6% decline in the Loans recovered line item, followed by a 14.7% fall in the Adjustments and interest on miscellaneous receivables line.

10

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	46,033	43,499	37,957	5.8%	21.3%
Personnel Benefits (1)	22,053	22,312	18,519	(1.2%)	19.1%
Administrative expenses (1)	23,980	21,187	19,438	13.2%	23.4%
Travel expenses	120	452	84	(73.5%)	42.9%
Outsourced administrative expenses	2,654	2,384	1,406	11.3%	88.8%
Security services	548	529	574	3.6%	(4.5%)
Fees to Bank Directors and Supervisory Committee	24	50	26	(52.0%)	(7.7%)
Other fees	652	794	718	(17.9%)	(9.2%)
Insurance	190	181	220	5.0%	(13.6%)
Rent	3,496	2,752	3,184	27.0%	9.8%
Stationery and supplies	24	23	53	4.3%	(54.7%)
Electricity and communications	814	753	807	8.1%	0.9%
Advertising	1,548	1,190	1,042	30.1%	48.6%
Taxes	4,830	4,713	4,310	2.5%	12.1%
Maintenance costs	2,111	2,105	1,990	0.3%	6.1%
Armored transportation services	2,028	1,969	2,494	3.0%	(18.7%)
Software	2,728	1,670	715	63.4%	281.5%
Document distribution	692	562	717	23.1%	(3.5%)
Commercial reports	758	398	366	90.5%	107.1%
Other administrative expenses	763	662	732	15.3%	4.2%

Headcount*
BBVA (Bank)	5,863	5,795	5,753	68	110
Subsidiaries (2)	94	93	99	1	(5)
Total employees*	5,957	5,888	5,852	69	105
In branches	1,919	1,877	1,994	42	(75)
At Main office	4,038	4,011	3,858	27	180

Total branches**	243	243	243	-	-
Own	113	113	112	-	1
Rented	130	130	131	-	(1)
				-
Efficiency Ratio
Efficiency ratio	62.4%	53.0%	72.2%	936 bps	(984)bps
Accumulated Efficiency Ratio	62.4%	64.0%	72.2%	(155)bps	(984)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Included in Main Office.
*corresponds to total effective employees, net of temporary contract employees
**excludes administrative branches

During 1Q23, personnel benefits and administrative expenses totaled $46.0 billion, increasing 5.8% or $2.5 billion compared to 4Q22, and 21.3% or $8.1 billion compared to 1Q22.

11

Personnel benefits decreased 1.2% QoQ, and increased 19.1% YoY. The quarterly decrease is partially explained by the decline in severance pay (provisioned in 2022 but that would be settled in 2023). This is offset by the effect of collective agreement on wages with the unions for 2023 (+24.1% as of March 2023), and an additional for 2022 (+0.7%).

As of 1Q23, administrative expenses increased 13.2% QoQ, and 23.4% YoY. The quarterly increase is partially explained by (i) outsourced administrative expenses, (ii) greater rent expenses related to software and licenses contracted with the Parent company, (iii) increase in software services and (iv) greater advertising expenses.

The quarterly efficiency ratio as of 1Q23 was 62.4%, deteriorating compared to the 53% reported in 4Q22, and improving versus the 72.2% reported in 1Q22. The quarterly deterioration is explained by a higher increase in the numerator (expenses) than the denominator (income considering monetary position results), especially due to a significant increase in the negative quarterly results from the net monetary position.

The accumulated efficiency ratio as of 1Q23 was 62.4%, improving compared to the 64.0% reported in 4Q22, and versus the 72.2% reported in 1Q22.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Other Operating Expenses	20,291	22,372	15,841	(9.3%)	28.1%
Turnover tax	15,639	14,672	10,853	6.6%	44.1%
Initial loss of loans below market rate	997	1,207	1,015	(17.4%)	(1.8%)
Contribution to the Deposit Guarantee Fund (SEDESA)	586	581	645	0.9%	(9.1%)
Interest on liabilities from financial lease	172	168	218	2.4%	(21.1%)
Other allowances	1,563	3,645	1,261	(57.1%)	23.9%
Loss for sale or depreciation of investment property and other non financial assets	-	15	-	(100.0%)	N/A
Other operating expenses	1,334	2,084	1,849	(36.0%)	(27.9%)

In 1Q23, other operating expenses totaled $20.3 billion, decreasing 9.3% or $2.1 billion QoQ, and increasing 28.1% or $4.5 billion YoY.

The key factor explaining the quarterly growth is in the turnover tax line item, especially due to an increased revenue from LELIQs. These were offset by a fall in other allowances, by 57.1%, mainly due to a contrast with the previous quarter, where credit card purchase limits were increased, also affected by the update in IFRS 9 impairment loss models in 4Q22.

12

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q23, a loss of $60 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first three months of 2023 recorded a loss of $6.9 billion. As of 4Q22, income tax expense was $9.9 billion.

The accumulated effective tax rate in 2023 was 31%2, versus 30% in the first three months of 2022. Income tax 1Q22 was $3.5 billion.

2 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

13

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
To the public sector	3	13	7	(76.9%)	(57.1%)
To the financial sector	5,393	5,435	9,790	(0.8%)	(44.9%)
Non-financial private sector and residents abroad	875,323	892,920	844,063	(2.0%)	3.7%
Non-financial private sector and residents abroad - AR$	826,719	839,762	794,032	(1.6%)	4.1%
Overdrafts	107,640	76,624	52,968	40.5%	103.2%
Discounted instruments	144,121	142,580	100,100	1.1%	44.0%
Mortgage loans	43,721	46,879	50,379	(6.7%)	(13.2%)
Pledge loans	27,141	30,078	36,473	(9.8%)	(25.6%)
Consumer loans	91,859	86,825	92,113	5.8%	(0.3%)
Credit cards	313,205	327,180	329,406	(4.3%)	(4.9%)
Receivables from financial leases	7,104	7,864	5,967	(9.7%)	19.1%
Other loans	91,928	121,732	126,626	(24.5%)	(27.4%)
Non-financial private sector and residents abroad - Foreign Currency	48,604	53,158	50,031	(8.6%)	(2.9%)
Overdrafts	8	3	7	166.7%	14.3%
Discounted instruments	800	685	-	16.8%	N/A
Credit cards	7,679	7,021	8,727	9.4%	(12.0%)
Receivables from financial leases	(12)	(88)	31	86.4%	(138.7%)
Loans for the prefinancing and financing of exports	32,659	30,522	27,965	7.0%	16.8%
Other loans	7,470	15,015	13,301	(50.2%)	(43.8%)

% of total loans to Private sector in AR$	94.4%	94.0%	94.1%	40 bps	37 bps
% of total loans to Private sector in Foreign Currency	5.6%	6.0%	5.9%	(40)bps	(37)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	56.2%	56.7%	74.7%	(47)bps	(1,848)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	1.7%	2.2%	4.6%	(54)bps	(297)bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.4%	0.7%	2.5%	(31)bps	(210)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.2%	0.6%	(6)bps	(45)bps

Total loans and other financing	880,719	898,368	853,860	(2.0%)	3.1%
Allowances	(26,852)	(25,430)	(24,777)	(5.6%)	(8.4%)
Total net loans and other financing	853,867	872,938	829,083	(2.2%)	3.0%

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
FX rate*	208.99	177.13	110.97	18.0%	88.3%
Non-financial private sector and residents abroad - Foreign Currency (USD)	233	247	221	(5.7%)	5.4%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

14

Private sector loans as of 1Q23 totaled $875.3 billion, decreasing 2.0% or $17.6 billion QoQ, and increasing 3.7% or $31.3 billion YoY.

Loans to the private sector in pesos fell 1.6% in 1Q23, and increased 4.1% YoY. During the quarter, the decrease was especially driven by a 24.5% decline in other loans, especially corporate and commercial (“PIV)” loans (due to maturing and non-renewal of loans), followed by a 4.3% fall in credit cards. The latter are explained by contrast with the 4Q22 seasonal factor. The fall was offset by a 40.5% increase in overdrafts.

Loans to the private sector denominated in foreign currency decreased 8.6% QoQ and 2.9% YoY. Quarterly decrease is mainly explained by a 50.2% reduction in other loans, and partially offset by a 7.0% increase in financing and prefinancing of exports. Loans to the private sector in foreign currency measured in U.S. dollars fell 5.7 QoQ and increased 5.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 15.2% QoQ and 46.9% YoY3.

In 1Q23, total loans and other financing totaled $880.7 billion, falling 2.0% compared to 4Q22 and 3.1% compared to 1Q22.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	483,605	497,983	517,098	(2.9%)	(6.5%)
Mortgage loans	43,721	46,879	50,379	(6.7%)	(13.2%)
Pledge loans	27,141	30,078	36,473	(9.8%)	(25.6%)
Consumer loans	91,859	86,825	92,113	5.8%	(0.3%)
Credit cards	320,884	334,201	338,133	(4.0%)	(5.1%)
Non-financial private sector and residents abroad - Commercial	391,718	394,937	326,965	(0.8%)	19.8%
Overdrafts	107,648	76,627	52,975	40.5%	103.2%
Discounted instruments	144,921	143,265	100,100	1.2%	44.8%
Receivables from financial leases	7,092	7,776	5,998	(8.8%)	18.2%
Loans for the prefinancing and financing of exports	32,659	30,522	27,965	7.0%	16.8%
Other loans	99,398	136,747	139,927	(27.3%)	(29.0%)

% of total loans to Retail sector	55.2%	55.8%	61.3%	(52)bps	(601)bps
% of total loans to Commercial sector	44.8%	44.2%	38.7%	52 bps	601 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have decreased 2.9% QoQ and 6.5% YoY in real terms. During the quarter, decline is mainly explained by a 4.0% decrease in credit cards.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) remained practically stable, falling 0.8% QoQ and 19.8% YoY, both in real terms. This is justified by quarterly decreases in other loans by 27.3%, and offset by a 40.5% increase in overdrafts, respectively.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the first quarter of 2023, which reached 21.7%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 18.2%, 20.7% and 19.3% respectively during the quarter, not reaching quarterly inflation levels.

3 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

15

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Non-financial private sector and residents abroad - Retail	483,605	409,079	253,110	18.2%	91.1%
Non-financial private sector and residents abroad - Commercial	391,718	324,433	160,046	20.7%	144.8%
Total loans and other financing (1)	880,719	737,987	417,952	19.3%	110.7%
(1) Does not include allowances

As of 1Q23, the total loans and other financing over deposits ratio was 56.0%, lower than the 56.2% recorded in 4Q22 and above the 52.4% in 1Q22.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Private sector loans - Bank	8.46%	8.15%	7.00%	31 bps	146 bps
Private sector loans - Consolidated*	9.33%	9.10%	7.89%	24 bps	144 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.00%	0.00%	0.00%	n.m.	n.m.
Financial Sector	0.61%	0.60%	1.15%	1 bps	(53)bps
Agricultural and Livestock	4.68%	4.59%	4.64%	10 bps	5 bps
Mining products	2.91%	3.52%	3.83%	(60)bps	(92)bps
Other manufacturing	11.22%	10.50%	10.44%	72 bps	79 bps
Electricity, oil,water and sanitary services	0.61%	0.14%	0.16%	47 bps	45 bps
Wholesale and retail trade	6.15%	6.97%	5.12%	(82)bps	103 bps
Transport	1.89%	1.61%	1.06%	28 bps	83 bps
Services	2.47%	1.03%	1.95%	144 bps	52 bps
Others	16.03%	17.42%	13.92%	(140)bps	211 bps
Construction	0.72%	0.71%	0.68%	1 bps	4 bps
Consumer	52.70%	52.89%	57.06%	(20)bps	(436)bps
Total gross loans and other financing	100%	100%	100%

16

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Commercial non-performing portfolio (1)	1,366	1,546	1,990	(11.6%)	(31.4%)
Total commercial portfolio	342,323	314,397	249,285	8.9%	37.3%
Commercial non-performing portfolio / Total commercial portfolio	0.40%	0.49%	0.80%	(9)bps	(40)bps
Retail non-performing portfolio (1)	10,823	8,952	9,285	20.9%	16.6%
Total retail portfolio	586,165	613,477	622,927	(4.5%)	(5.9%)
Retail non-performing portfolio / Total retail portfolio	1.85%	1.46%	1.49%	39 pbs	36 pbs
Total non-performing portfolio (1)	12,189	10,498	11,275	16.1%	8.1%
Total portfolio	928,488	927,874	872,212	0.1%	6.5%
Total non-performing portfolio / Total portfolio	1.31%	1.13%	1.29%	18 bps	2 bps
Allowances	26,852	25,430	24,777	5.6%	8.4%
Allowances /Total non-performing portfolio	220.30%	242.24%	219.75%	(2,194)bps	55 bps
Quarterly change in Write-offs	2,123	2,185	7,886	(2.8%)	(73.1%)
Write offs / Total portfolio	0.23%	0.24%	0.90%	(1)bps	(68)bps
Cost of Risk (CoR)	3.73%	4.09%	2.11%	(36)bps	162 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 1Q23, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.31%. The increase from 4Q22’s 1.13% is explained by a slight increase in the retail non-performing portfolio. The ratio is stable compared to the same period in 2022, 1.29% in 1Q22.

Coverage ratio (allowances / total non-performing portfolio) decreased from 242.24% to 220.30% in 1Q23 due to a greater increase in the non-performing portfolio compared to the increase in allowances. Such increase is explained by the retail loan portfolio.

Cost of risk (allowances / total non-performing average portfolio) decreased from 4.09% in 4Q22 to 3.73% in 1Q23. Both portfolios, retail and commercial, increased more than allowances.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2022	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2022
Other financial assets	562	17	-	28	(103)	504
Loans and other financing	25,430	768	1,928	3,477	(4,751)	26,851
Other debt securities	39	14	-	-	(8)	45
Eventual commitments	3,280	515	60	23	(606)	3,272
Total allowances	29,311	1,314	1,988	3,528	(5,468)	30,672

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q23 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

17

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Treasury and Government securities	214,572	240,986	213,169	(11.0%)	0.7%
Treasury and National Government	214,572	240,986	213,169	(11.0%)	0.7%
National Treasury Public Debt in AR$	214,102	236,374	208,258	(9.4%)	2.8%
National Treasury Public Debt in USD	12	-	1,514	N/A	(99.2%)
National Treasury Public Debt in AR$ linked to US dollars	458	4,611	3,397	(90.1%)	(86.5%)
Loans to the Public Sector	3	2	1	50.0%	200.0%
AR$ Subtotal	214,105	236,376	208,259	(9.4%)	2.8%
USD Subtotal**	470	4,611	4,911	(89.8%)	(90.4%)
Total Public Debt Exposure	214,575	240,988	213,170	(11.0%)	0.7%
B.C.R.A. Exposure	672,294	655,102	691,586	2.6%	(2.8%)
Instruments	531,102	591,102	553,845	(10.2%)	(4.1%)
Leliqs	528,636	588,515	504,784	(10.2%)	4.7%
Notaliqs	-	-	49,060	N/A	(100.0%)
Lediv	2,466	2,587		(4.7%)	N/A
Loans to the B.C.R.A.	-	11	6	(100.0%)	(100.0%)
Repo / Pases	141,192	63,988	137,735	120.7%	2.5%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	9.1%	10.1%	8.9%	(101)pbs	17 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$

1Q23 total public sector exposure (excluding BCRA) totaled $214.6 billion, falling 11.0% or $17.2 billion QoQ, and remaining stable YoY, increasing 0.7% or $1.4 billion. The quarterly decrease is explained by a reduction in the position of National Treasury bills in U.S. dollars, as well as National Treasury bonds in pesos.

Short-term liquidity is mostly allocated in BCRA instruments, which fell 10.2% QoQ and 4.1% YoY in real terms. Nonetheless, total exposure to the BCRA increased 2.6% in 1Q23, mainly due to a higher REPO position (at quarter-end).

Exposure to the public sector (excluding BCRA) represents 9.1% of total assets, below the 10.1% in 4Q22 and above the 8.9% in 1Q22.

18

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Total deposits	1,571,863	1,599,344	1,628,884	(1.7%)	(3.5%)
Non-financial Public Sector	12,038	11,784	35,569	2.2%	(66.2%)
Financial Sector	1,029	414	597	148.6%	72.4%
Non-financial private sector and residents abroad	1,558,796	1,587,146	1,592,718	(1.8%)	(2.1%)
Non-financial private sector and residents abroad - AR$	1,232,875	1,246,915	1,251,570	(1.1%)	(1.5%)
Checking accounts	321,845	308,465	409,299	4.3%	(21.4%)
Savings accounts	256,017	300,334	266,115	(14.8%)	(3.8%)
Time deposits	503,928	475,220	413,572	6.0%	21.8%
Investment accounts	141,954	153,316	152,526	(7.4%)	(6.9%)
Other	9,131	9,580	10,058	(4.7%)	(9.2%)
Non-financial private sector and res. abroad - Foreign Currency	325,921	340,231	341,148	(4.2%)	(4.5%)
Checking accounts	92	83	102	10.8%	(9.8%)
Savings accounts	293,013	307,156	301,050	(4.6%)	(2.7%)
Time deposits	29,884	29,693	35,787	0.6%	(16.5%)
Other	2,932	3,299	4,209	(11.1%)	(30.3%)

% of total portfolio in the private sector in AR$	79.1%	78.6%	78.6%	53 bps	51 bps
% of total portfolio in the private sector in Foregin Currency	20.9%	21.4%	21.4%	(53)bps	(51)bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	3.5%	5.6%	5.9%	(212)bps	(244)bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
FX rate*	209.0	177.1	111.0	18.0%	88.3%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,560	1,578	1,505	(1.2%)	3.6%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 1Q23, total deposits reached $1.6 trillion, decreasing 1.7% or $27.5 billion QoQ, and 3.5% or $57.0 billion YoY.

Private non-financial sector deposits in 1Q23 totaled $1.6 trillion, slightly falling 2.2% QoQ, and 2.1% YoY.

Private non-financial sector deposits in pesos totaled $1.2 trillion, decreasing 1.1% compared to 4Q22, and 1.5% compared to 1Q22. The quarterly change is mainly affected by a 14.8% decrease in sight deposits, offset by an increase in time deposits by 6.0%.

Private non-financial sector deposits in foreign currency expressed in pesos fell 4.2% QoQ and 4.5% YoY. Measured in U.S. dollars, these deposits declined 1.2% QoQ mainly due to a seasonal effect in 4Q22, and grew 3.6% YoY.

19

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Non-financial private sector and residents abroad	1,558,796	1,587,146	1,592,718	(1.8%)	(2.1%)
Sight deposits	883,030	928,917	990,833	(4.9%)	(10.9%)
Checking accounts	321,937	308,548	409,401	4.3%	(21.4%)
Savings accounts	549,030	607,490	567,165	(9.6%)	(3.2%)
Other	12,063	12,879	14,267	(6.3%)	(15.4%)
Time deposits	675,766	658,229	601,885	2.7%	12.3%
Time deposits	533,812	504,913	449,359	5.7%	18.8%
Investment accounts	141,954	153,316	152,526	(7.4%)	(6.9%)

% of sight deposits over total private deposits	57.0%	58.8%	63.0%	(184)bps	(604)bps
% of time deposits over total private deposits	43.0%	41.2%	37.0%	184 bps	604 bps

As observed in previous quarters, deposits were impacted by the effect of inflation. In spite of this, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 15.7%, 25.0% and 19.6% respectively.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Sight deposits	883,030	763,082	462,105	15.7%	91.1%
Time deposits	675,766	540,718	232,741	25.0%	190.4%
Total deposits	1,571,863	1,313,820	797,314	19.6%	97.1%

As of 1Q23, the Bank’s transactional deposits (checking accounts and savings accounts) represented 55.4% of total non-financial private deposits, totaling $871.0 billion, versus 57.3% in 4Q22.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Private sector Deposits - Consolidated*	6.83%	6.64%	7.13%	19 pbs	(49)pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

20

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Other sources of funds	471,661	463,246	416,440	1.8%	13.3%
Central Bank	77	107	105	(28.0%)	(26.7%)
Banks and international organizations	792	681	-	16.3%	N/A
Financing received from local financial institutions	17,586	23,404	26,113	(24.9%)	(32.7%)
Corporate bonds	-	233	918	(100.0%)	(100.0%)
Equity	453,206	438,821	389,304	3.3%	16.4%

In 1Q23, other sources of funds totaled $471.7 billion, growing 1.8% or $8.4 billion QoQ, and 13.3% or $55.2 billion YoY.

Quarterly increase is mostly explained by the 3.3% increase in equity, offset by a 24.9% fall in financing received from local financial institutions taken by consolidated companies.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Total liquid assets	1,236,972	1,236,505	1,297,228	0.0%	(4.6%)
Cash and deposits in banks	374,120	360,684	406,486	3.7%	(8.0%)
Debt securities at fair value through profit or loss	28,317	31,066	21,209	(8.8%)	33.5%
Government securities	8,523	13,274	6,232	(35.8%)	36.8%
Liquidity bills of B. C. R. A.	19,794	17,792	14,977	11.3%	32.2%
Net REPO transactions	141,192	63,988	137,735	120.7%	2.5%
Other debt securities	693,343	780,767	731,798	(11.2%)	(5.3%)
Government securities	181,781	207,382	192,931	(12.3%)	(5.8%)
Liquidity bills of B. C. R. A.	509,094	570,797	538,867	(10.8%)	(5.5%)
Internal bills of B.C.R.A.	2,468	2,588	-	(4.6%)	N/A

Liquid assets / Total Deposits	78.7%	77.3%	79.6%	138 bps	(94)bps

In 1Q23, liquid assets were $1.2 trillion, remaining stable versus 4Q22, and falling 4.6% or $60.3 billion compared to 1Q22.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 78.7%. Liquidity ratio in local and foreign currency reached 75.4% and 91.0% respectively.

21

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Minimum capital requirement	122,054	121,925	119,526	0.1%	2.1%
Credit risk	86,390	85,670	84,236	0.8%	2.6%
Market risk	1,432	1,803	1,332	(20.6%)	7.5%
Operational risk	34,232	34,451	33,958	(0.6%)	0.8%

Integrated Capital - RPC (1)*	416,782	389,095	344,517	7.1%	21.0%
Ordinary Capital Level 1 ( COn1)	455,027	440,927	391,318	3.2%	16.3%
Deductible items COn1	(44,460)	(58,041)	(50,147)	23.4%	11.3%
Additional Capital Level 2 (COn2)	6,215	6,210	3,346	0.1%	85.7%

Excess Capital
Integration excess	294,728	267,171	224,992	10.3%	31.0%
Excess as % of minimum capital requirement	241.5%	219.1%	188.2%	2,235 bps	5,324 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	1,494,223	1,492,865	1,463,404	0.1%	2.1%

Regulatory Capital Ratio (1)/(2)	27.9%	26.1%	23.5%	183 pbs	435 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.5%	25.6%	0 pbs	183 pbs	416 pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 1Q23. Capital ratio reached 27.9%, above 4Q22’s 26.1%. Tier 1 ratio was 27.5% and capital excess over regulatory requirement was $294.7 billion or 241.5%.

22

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
FBA Renta Pesos	500,315	496,485	416,879	0.8%	20.0%
FBA Renta Fija Plus	7,816	13,238	41,901	(41.0%)	(81.3%)
FBA Ahorro Pesos	6,084	8,344	30,171	(27.1%)	(79.8%)
FBA Horizonte	378	470	764	(19.6%)	(50.5%)
FBA Calificado	2,948	2,672	1,953	10.3%	50.9%
FBA Acciones Argentinas	3,135	2,676	1,730	17.2%	81.2%
FBA Acciones Latinoamericanas	1,251	1,267	1,154	(1.3%)	8.4%
FBA Bonos Argentina	1,116	1,770	3,173	(36.9%)	(64.8%)
FBA Bonos Globales	26	34	90	(23.5%)	(71.1%)
FBA Renta Mixta	814	858	611	(5.1%)	33.2%
FBA Gestión I	47	52	74	(9.6%)	(36.5%)
FBA Horizonte Plus	11	15	29	(26.7%)	(62.1%)
FBA Retorno Total I	20	23	39	(13.0%)	(48.7%)
FBA Renta Publica I	454	290	67	56.6%	n.m
FBA Renta Fija Local	3	4	4	(25.0%)	(25.0%)
Total assets	524,418	528,198	498,639	(0.7%)	5.2%

AMASAU Net Income	1,029	1,160	807	(11.3%)	27.5%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Mutual funds	6.15%	6.23%	5.81%	(8)bps	42 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

23

Other Events

Main Relevant Events

•	Call to the Annual Shareholders’ Meeting. As of March 17, 2023, the Board has decided: (1) To call the Annual Ordinary and Extraordinary General Shareholders' Meeting for April 28, 2023. (2) To propose to the meeting the declaration of dividends in the amount of $ 35,566,224,479 through the partial withdrawal of the "Optional Reserve for future distributions of Income". It is reminded that as of this date, dividends in the amount of $ 14,834,791,000 have been declared and are pending payment. (3) To request authorization from the BCRA to pay dividends, in cash and/or marketable securities, in the amount of $ 50,401,015,479 in 6 equal, monthly and consecutive installments, which is estimated to correspond to 40% of the amount that would have corresponded if the Rules on Profit Distribution had been applied in accordance with the provisions of BCRA Communication "A" 7719 issued on March 9, 2023. No payment may be made until prior authorization from the BCRA has been obtained. For further information click here,
•	Credit rating. As of April 3, 2023, S&P Global Ratings has decided to modify the national long-term institutional rating from raBBB- to raCCC+, the short-term institutional rating from raA-3 to raC, and the rating of the Company’s Global Negotiable Bonds Program up to a total outstanding amount of USD 1.5 billion due on July 15th, 2023, from raBBB- to raCCC+, with negative trend.
•	Shareholders’ Meeting summary. As of April 28, 2023, the Shareholders’ Meeting approved a) the payment of a dividend in the amount of $35,566,224,479 in proportion to the nominal holding of each shareholder, an amount equivalent to $58.047 thousand per share, through the partial write-off of the Optional Reserve for Future Distributions of Income; b) for the purposes of the authorization to be requested to the Argentine Central Bank, to quantify 40% of the amount that would have corresponded if the rules on “Distribution of Results” were applied, in the amount of $50,401,015,479; c) If the amount ultimately authorized by the Argentine Central Bank is less than $50,401,015, it shall be applied, first to the payment of the balance pending payment of dividends previously declared referred to above, and the balance, to the payment of the new dividend declared at this Meeting. In the event that it is not possible to pay such new dividend in full, the amount of the dividend will be reduced to the amount that it is possible to pay, without, therefore, any balance remaining to be paid in the future, and the amount that it is not possible to pay will remain in the Optional Reserve for Future Distribution of Income; d) that, subject to the procedure to be duly informed, the payment of the dividend considered to non-resident shareholders may be made with marketable securities, all in accordance with the regulations in force. Notwithstanding the foregoing, it is proposed to grant them the option to express their disagreement, informing their decision to receive it in pesos, through the procedure to be duly informed; e) that the Board of Directors be granted the delegation of powers contemplated in this item of the Agenda, so that, in accordance with the Argentine Central Bank rules, once authorization has been obtained, it may determine the opportunity, modality, terms, marketable securities to be delivered (if any) and other terms and conditions for the payment of the dividends to the shareholders, as well as to designate authorized persons for the necessary filings before the corresponding agencies. For further information click here.

24

SMEs Productive investment financing credit lines – March 2023

As of March 31, 2023, total loans granted by the Ban complied with what was requested by the BCRA. The following table shows the evolution of disbursements:

Cupo	Monto Mínimo a Destinar (1)	Promedio Simple de Saldos Diarios (1)	Monto Desembolsado (1)
2020 Quota	19.730.132	25.291.147	39.279.053
2021 Quota	24.449.302	30.093.764	41.734.860
2021/2022 Quota	32.447.048	43.434.402	62.449.414
2022 Quota	42.867.291	63.022.460	98.200.990
2022/2023 Quota	58.519.929	86.880.132	127.355.598
2023 Quota	58.558.806	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

Main Regulatory Changes

Minimum reserve requirement. (Communication “A” 7717, 03/09/2023). As of March 9, 2023:

•	It is allowed to integrate reserves with government securities, with a period until maturity of no less than 300 days nor over 730 days, received in an Exchange transaction.
•	The maturity of government securities used as reserve requirement is extended to 730 days (previously 630).
•	Lowest issue period LELIQ net position: up to the equivalent of the monthly average of daily balances of time deposits in pesos of the prior period (previously, only non-financial private sector).
•	Higher issue period LELIQ position + NOTALIQ: no limit. Only for financial institutions that have 20% or more of time deposits in pesos over their total deposits (previously, only non-financial private sector).

Dividend distribution. (Communication “A” 7719, 03/09/2023). Distribution is allowed up to 40% of distributable results according to applicable regulation, in 6 equal, monthly and consecutive installments.

•	As of April 1, 2023, up to December 31, 2023.
•	Communication “A” 7659 is revoked, as it suspended distribution of dividends as of January 1, 2023 until December 31, 2023.

SMEs productive investment financing credit lines. (Communication “A” 7720, 03/09/2023). As of April 1, 2023 until September 30, 2023, the new “2023 Quota” is established.

•	Same requirements as “2022/2023 Quota”
•	7.5% of non-financial private sector deposits in pesos as of March 2023, excluding deposits in especial accounts for agricultural activity clients.
•	Preferential treatment of financings to “hotel and restaurants” and “entertainment, cultural and sports” activities is no longer into effect, with a grace period of 6 months in which they were recorded at 120% of their value.

25

Time deposit rate. LELIQ. (Press release, 16/03/2023). The BCRA increased 300 bps the 28-day LELIQ monetary policy rate to 78% APR (prev. 75%), increasing by the same amount the minimum rates of time deposits of up to $10 million.

Exporting increment program – Restablishment (“Soy dollar III”). (Decree 194/2023, 03/23/2023).

•	Differential FX rate for the settlement of soy exports at $300 per dollar. As of April 10, 2023 until May 31, 2023.
•	Includes regional economies that take part in “Fair prices”. As of April 10, 2023 until August 30, 2023.
•	For its registration, USD-linked “Exporters especial accounts” must be used (Communication “B” 12511).

Time deposit rate. LELIQ. (Press release, 04/20/2023). The BCRA increased 300bps the 28-day LELIQ monetary policy rate to 81% APR (prev. 78%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million.

Time deposit rate. LELIQ. (Press release, 04/27/2023). The BCRA increased 1000bps the 28-day LELIQ monetary policy rate to 91% APR (prev. 81%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million.

Time deposit rate. LELIQ. (Press release, 04/27/2023). The BCRA increased 600bps the 28-day LELIQ monetary policy rate to 97% APR (prev. 91%), increasing by the same magnitude the minimum time deposit rate for deposits of up to $10 million. Additionally, it increased the credit card financing rate for individuals as of June from 86% to 88% APR.

26

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

27

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

28

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Assets
Cash and deposits in banks	374,120	360,684	406,486	3.7%	(8.0%)
Cash	120,058	142,982	152,473	(16.0%)	(21.3%)
Financial institutions and correspondents	254,062	217,702	254,013	16.7%	0.0%
BCRA	244,507	196,494	236,830	24.4%	3.2%
Other local and foreign financial institutions	9,555	21,208	17,183	(54.9%)	(44.4%)
Debt securities at fair value through profit or loss	28,317	31,066	21,209	(8.8%)	33.5%
Derivatives	1,126	2,761	2,035	(59.2%)	(44.7%)
Repo transactions	141,192	63,988	137,735	120.7%	2.5%
Other financial assets	38,858	39,859	44,375	(2.5%)	(12.4%)
Loans and other financing	853,867	872,938	829,083	(2.2%)	3.0%
Non-financial public sector	3	2	1	50.0%	200.0%
B.C.R.A	-	11	6	(100.0%)	(100.0%)
Other financial institutions	5,280	5,151	9,327	2.5%	(43.4%)
Non-financial private sector and residents abroad	848,584	867,774	819,749	(2.2%)	3.5%
Other debt securities	698,139	785,299	734,711	(11.1%)	(5.0%)
Financial assets pledged as collateral	53,125	56,234	47,206	(5.5%)	12.5%
Current income tax assets	76	47	4,710	61.7%	(98.4%)
Investments in equity instruments	1,215	1,142	1,048	6.4%	15.9%
Investments in subsidiaries and associates	4,587	4,221	4,594	8.7%	(0.2%)
Property and equipment	116,156	116,990	119,082	(0.7%)	(2.5%)
Intangible assets	11,645	11,708	9,374	(0.5%)	24.2%
Deferred income tax assets	1,538	1,851	2,054	(16.9%)	(25.1%)
Other non-financial assets	35,547	35,475	23,974	0.2%	48.3%
Non-current assets held for sale	323	274	716	17.9%	(54.9%)
Total Assets	2,359,831	2,384,537	2,388,392	(1.0%)	(1.2%)
Liabilities
Deposits	1,571,863	1,599,344	1,628,884	(1.7%)	(3.5%)
Non-financial public sector	12,038	11,784	35,569	2.2%	(66.2%)
Financial sector	1,029	414	597	148.6%	72.4%
Non-financial private sector and residents abroad	1,558,796	1,587,146	1,592,718	(1.8%)	(2.1%)
Derivatives	521	407	669	28.0%	(22.1%)
Other financial liabilities	132,711	144,171	140,885	(7.9%)	(5.8%)
Financing received from the B.C.R.A. and other financial institutions	18,456	24,192	26,218	(23.7%)	(29.6%)
Corporate bonds issued	-	233	918	(100.0%)	(100.0%)
Current income tax liabilities	15,973	8,823	1,118	81.0%	n.m
Provisions	9,904	10,554	11,878	(6.2%)	(16.6%)
Deferred income tax liabilities	5,671	8,146	23,641	(30.4%)	(76.0%)
Other non-financial liabilities	144,958	143,268	157,539	1.2%	(8.0%)
Total Liabilities	1,900,057	1,939,138	1,991,750	(2.0%)	(4.6%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	94,443	94,443	94,443	-	-
Capital adjustments	68,298	68,298	68,298	-	-
Reserves	212,986	212,986	166,342	-	28.0%
Retained earnings	71,610	13	46,696	n.m	53.4%
Other accumulated comprehensive income	(9,773)	(9,129)	4,359	(7.1%)	(324.2%)
Income for the period	15,029	71,597	8,553	(79.0%)	75.7%
Equity attributable to owners of the Parent	453,206	438,821	389,304	3.3%	16.4%
Equity attributable to non-controlling interests	6,568	6,578	7,338	(0.2%)	(10.5%)
Total Equity	459,774	445,399	396,642	3.2%	15.9%
Total Liabilities and Equity	2,359,831	2,384,537	2,388,392	(1.0%)	(1.2%)

29

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q23	4Q22	3Q22	2Q22	1Q22
Assets
Cash and deposits in banks	374,120	360,684	290,235	322,858	406,486
Cash	120,058	142,982	135,823	132,679	152,473
Financial institutions and correspondents	254,062	217,702	154,412	190,179	254,013
B.C.R.A	244,507	196,494	137,575	168,795	236,830
Other local and foreign financial institutions	9,555	21,208	16,837	21,384	17,183
Debt securities at fair value through profit or loss	28,317	31,066	29,339	35,064	21,209
Derivatives	1,126	2,761	2,908	752	2,035
Repo transactions	141,192	63,988	136,054	201,719	137,735
Other financial assets	38,858	39,859	36,058	36,253	44,375
Loans and other financing	853,867	872,938	816,521	891,270	829,083
Non-financial public sector	3	2	3	4	1
B.C.R.A	-	11	4	5	6
Other financial institutions	5,280	5,151	6,670	9,081	9,327
Non-financial private sector and residents abroad	848,584	867,774	809,844	882,180	819,749
Other debt securities	698,139	785,299	741,266	745,010	734,711
Financial assets pledged as collateral	53,125	56,234	66,358	44,458	47,206
Current income tax assets	76	47	248	1,396	4,710
Investments in equity instruments	1,215	1,142	1,099	913	1,048
Investments in subsidiaries and associates	4,587	4,221	4,404	4,553	4,594
Property and equipment	116,156	116,990	115,670	119,685	119,082
Intangible assets	11,645	11,708	10,684	10,223	9,374
Deferred income tax assets	1,538	1,851	1,776	1,811	2,054
Other non-financial assets	35,547	35,475	33,602	30,863	23,974
Non-current assets held for sale	323	274	289	716	716
Total Assets	2,359,831	2,384,537	2,286,511	2,447,544	2,388,392
Liabilities
Deposits	1,571,863	1,599,344	1,518,776	1,696,522	1,628,884
Non-financial public sector	12,038	11,784	13,240	25,329	35,569
Financial sector	1,029	414	906	504	597
Non-financial private sector and residents abroad	1,558,796	1,587,146	1,504,630	1,670,689	1,592,718
Derivatives	521	407	791	256	669
Other financial liabilities	132,711	144,171	153,684	137,567	140,885
Financing received from the B.C.R.A. and other financial institutions	18,456	24,192	21,133	35,801	26,218
Corporate bonds issued	-	233	449	688	918
Current income tax liabilities	15,973	8,823	676	427	1,118
Provisions	9,904	10,554	10,070	11,968	11,878
Deferred income tax liabilities	5,671	8,146	10,312	7	23,641
Other non-financial liabilities	144,958	143,268	139,460	156,841	157,539
Total Liabilities	1,900,057	1,939,138	1,855,351	2,040,077	1,991,750
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	94,443	94,443	94,443	94,443	94,443
Capital adjustments	68,298	68,298	68,298	68,298	68,298
Reserves	212,986	212,986	212,986	212,986	166,342
Retained earnings	71,610	13	13	13	46,696
Other accumulated comprehensive income	(9,773)	(9,129)	(2,552)	(12,448)	4,359
Income for the period	15,029	71,597	50,492	36,444	8,553
Equity attributable to owners of the Parent	453,206	438,821	424,293	400,349	389,304
Equity attributable to non-controlling interests	6,568	6,578	6,867	7,118	7,338
Total Equity	459,774	445,399	431,160	407,467	396,642
Total Liabilities and Equity	2,359,831	2,384,537	2,286,511	2,447,544	2,388,392

30

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Assets
Cash and deposits in banks	300,801	302,399	319,583	(0.5%)	(5.9%)
Debt securities at fair value through profit or loss	157	4,285	1,514	(96.3%)	(89.6%)
Other financial assets	9,787	10,297	10,728	(5.0%)	(8.8%)
Loans and other financing	42,323	46,908	42,931	(9.8%)	(1.4%)
Other financial institutions	1	1	-	-	N/A
Non-financial private sector and residents abroad	42,322	46,907	42,931	(9.8%)	(1.4%)
Other debt securities	5,916	6,654	4,546	(11.1%)	30.1%
Financial assets pledged as collateral	5,119	13,112	11,829	(61.0%)	(56.7%)
Investments in equity instruments	76	73	74	4.1%	2.7%
Total foreign currency assets	364,179	383,728	391,205	(5.1%)	(6.9%)
Liabilities
Deposits	333,920	348,162	355,891	(4.1%)	(6.2%)
Non-Financial Public Sector	7,863	7,826	14,652	0.5%	(46.3%)
Financial Sector	122	105	92	16.2%	32.6%
Non-financial private sector and residents abroad	325,935	340,231	341,147	(4.2%)	(4.5%)
Other financial liabilities	24,271	26,655	28,219	(8.9%)	(14.0%)
Financing received from the B.C.R.A. and other financial institutions	1,344	1,351	1,017	(0.5%)	32.2%
Other non financial liabilities	16,349	14,349	9,273	13.9%	76.3%
Total foreign currency liabilities	375,884	390,517	394,400	(3.7%)	(4.7%)
	0	0	0
Foreign Currency Net Position - AR$	(11,705)	(6,789)	(3,195)	(72.4%)	(266.4%)

Foreign Currency Net Position - USD	(56)	(38)	(29)	(46.1%)	(94.5%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

31

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q23	4Q22	1Q22	QoQ	YoY
Interest income	249,199	245,555	141,005	1.5%	76.7%
Interest expense	(118,010)	(116,431)	(60,862)	(1.4%)	(93.9%)
Net interest income	131,189	129,124	80,143	1.6%	63.7%
Fee income	21,978	24,074	26,465	(8.7%)	(17.0%)
Fee expenses	(10,651)	(11,698)	(12,911)	9.0%	17.5%
Net fee income	11,327	12,376	13,554	(8.5%)	(16.4%)
Net income from financial instruments at fair value through P&L	6,978	6,084	8,347	14.7%	(16.4%)
Net loss from write-down of assets at amortized cost and fair value through OCI	38	(710)	(70)	105.4%	154.3%
Foreign exchange and gold gains	1,055	447	3,497	136.0%	(69.8%)
Other operating income	5,492	6,665	6,893	(17.6%)	(20.3%)
Loan loss allowances	(8,178)	(8,945)	(4,636)	8.6%	(76.4%)
Net operating income	147,901	145,041	107,728	2.0%	37.3%
Personnel benefits	(22,053)	(22,312)	(18,519)	1.2%	(19.1%)
Administrative expenses	(23,980)	(21,187)	(19,438)	(13.2%)	(23.4%)
Depreciation and amortization	(2,820)	(4,078)	(3,339)	30.8%	15.5%
Other operating expenses	(20,291)	(22,372)	(15,841)	9.3%	(28.1%)
Operating expenses	(69,144)	(69,949)	(57,137)	1.2%	(21.0%)
Operating income	78,757	75,092	50,591	4.9%	55.7%
Income from associates and joint ventures	(60)	145	(546)	(141.4%)	89.0%
Income from net monetary position	(56,796)	(44,482)	(38,263)	(27.7%)	(48.4%)
Income before income tax	21,901	30,755	11,782	(28.8%)	85.9%
Income tax	(6,882)	(9,942)	(3,540)	30.8%	(94.4%)
Income for the period	15,019	20,813	8,242	(27.8%)	82.2%
Owners of the parent	15,029	21,105	8,553	(28.8%)	75.7%
Non-controlling interests	(10)	(292)	(311)	96.6%	96.8%

Other comprehensive Income (1)	(644)	(6,576)	2,706	90.2%	(123.8%)
Total comprehensive income	14,375	14,237	10,948	1.0%	31.3%
(1) Net of Income Tax.

32

Income Statement – three month accumulated

INCOME STATEMENT - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2023	2022	∆ %
Interest income	249,199	141,005	76.7%
Interest expense	(118,010)	(60,862)	(93.9%)
Net interest income	131,189	80,143	63.7%
Fee income	21,978	26,465	(17.0%)
Fee expenses	(10,651)	(12,911)	17.5%
Net fee income	11,327	13,554	(16.4%)
Net income from financial instruments at fair value through P&L	6,978	8,347	(16.4%)
Net loss from write-down of assets at amortized cost and fair value through OCI	38	(70)	154.3%
Foreign exchange and gold gains	1,055	3,497	(69.8%)
Other operating income	5,492	6,893	(20.3%)
Loan loss allowances	(8,178)	(4,636)	(76.4%)
Net operating income	147,901	107,728	37.3%
Personnel benefits	(22,053)	(18,519)	(19.1%)
Administrative expenses	(23,980)	(19,438)	(23.4%)
Depreciation and amortization	(2,820)	(3,339)	15.5%
Other operating expenses	(20,291)	(15,841)	(28.1%)
Operating expenses	(69,144)	(57,137)	(21.0%)
Operating income	78,757	50,591	55.7%
Income from associates and joint ventures	(60)	(546)	89.0%
Income from net monetary position	(56,796)	(38,263)	(48.4%)
Income before income tax	21,901	11,782	85.9%
Income tax	(6,882)	(3,540)	(94.4%)
Income for the period	15,019	8,242	82.2%
Owners of the parent	15,029	8,553	75.7%
Non-controlling interests	(10)	(311)	96.8%

Other comprehensive Income (OCI) (1)	(644)	2,706	(123.8%)
Total comprehensive income	14,375	10,948	31.3%
(1) Net of Income Tax.

33

Income Statement – Five quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q23	4Q22	3Q22	2Q22	1Q22
Interest income	249,199	245,555	206,058	173,504	141,005
Interest expense	(118,010)	(116,431)	(96,705)	(78,916)	(60,862)
Net interest income	131,189	129,124	109,353	94,588	80,143
Fee income	21,978	24,074	23,580	25,068	26,465
Fee expenses	(10,651)	(11,698)	(10,559)	(7,118)	(12,911)
Net fee income	11,327	12,376	13,021	17,950	13,554
Net income from financial instruments at fair value through P&L	6,978	6,084	5,357	2,339	8,347
Net loss from write-down of assets at amortized cost and fair value through OCI	38	(710)	145	988	(70)
Foreign exchange and gold gains	1,055	447	3,177	2,711	3,497
Other operating income	5,492	6,665	6,425	5,777	6,893
Loan loss allowances	(8,178)	(8,945)	(5,857)	(4,276)	(4,636)
Net operating income	147,901	145,041	131,621	120,077	107,728
Personnel benefits	(22,053)	(22,312)	(19,789)	(22,131)	(18,519)
Administrative expenses	(23,980)	(21,187)	(20,972)	(21,353)	(19,438)
Depreciation and amortization	(2,820)	(4,078)	(2,942)	(2,999)	(3,339)
Other operating expenses	(20,291)	(22,372)	(18,776)	(17,858)	(15,841)
Operating expenses	(69,144)	(69,949)	(62,479)	(64,341)	(57,137)
Operating income	78,757	75,092	69,142	55,736	50,591
Income from associates and joint ventures	(60)	145	(547)	380	(546)
Income from net monetary position	(56,796)	(44,482)	(50,519)	(41,431)	(38,263)
Income before income tax	21,901	30,755	18,076	14,685	11,782
Income tax	(6,882)	(9,942)	(4,276)	12,984	(3,540)
Income for the period	15,019	20,813	13,800	27,669	8,242
Owners of the parent	15,029	21,105	14,048	27,891	8,553
Non-controlling interests	(10)	(292)	(248)	(222)	(311)

Other comprehensive Income (OCI)(1)	(644)	(6,576)	9,896	(16,807)	2,706
Total comprehensive income	14,375	14,237	23,696	10,862	10,948
(1) Net of Income Tax.

34

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Profitability
Efficiency Ratio	62.4%	53.0%	72.2%	936 bps	(984)bps
ROA	2.6%	3.6%	1.3%	(102)bps	128 bps
ROE	13.7%	19.4%	9.0%	(570)bps	470 bps
Liquidity
Liquid assets / Total Deposits	78.7%	77.3%	79.6%	138 bps	(94)bps
Capital
Regulatory Capital Ratio	27.89%	26.06%	23.54%	183 bps	435 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.48%	25.65%	23.31%	183 bps	416 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.31%	1.13%	1.29%	18 bps	2 bps
Allowances /Total non-performing portfolio	220.30%	242.24%	219.75%	(2,194)bps	55 bps
Cost of Risk	3.73%	4.09%	2.11%	(36)bps	162 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q23	4Q22	1Q22	QoQ	YoY
Profitability
Efficiency Ratio	62.4%	64.0%	72.2%	(155)bps	(984)bps
ROA	2.6%	2.7%	1.3%	(10)bps	128 bps
ROE	13.7%	17.5%	9.0%	(380)bps	470 bps
Liquidity
Liquid assets / Total Deposits	78.7%	77.3%	79.6%	138 bps	(94)bps
Capital
Regulatory Capital Ratio	27.9%	26.1%	23.5%	183 bps	435 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	27.5%	25.6%	23.3%	183 bps	416 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.31%	1.13%	1.29%	18 bps	2 bps
Allowances /Total non-performing portfolio	220.30%	242.24%	219.75%	(2,194)bps	55 bps
Cost of Risk	3.73%	2.73%	2.11%	100 bps	162 bps

35

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 23, 2023	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer